UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2026

Commission File Number: 001-14475

TELEFÔNICA BRASIL S.A.
(Exact name of registrant as specified in its charter)

TELEFONICA BRAZIL S.A.
(Translation of registrant’s name into English)

Av. Eng° Luís Carlos Berrini, 1376 -  28º andar
São Paulo, S.P.
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

TELEFÔNICA BRASIL S.A.

Publicly Held Company

CNPJ No. 02.558.157/0001-62

NIRE 35.3.0015881-4

MINUTES OF THE 528th MEETING OF THE BOARD OF DIRECTORS OF

TELEFÔNICA BRASIL S.A., HELD ON JUNE 16, 2026

1. DATE, TIME AND VENUE:  On June 16, 2026, at 10:00 a.m. (São Paulo local time), held remotely, as provided for in Article 19, paragraph 1, of the Internal Regulations of the Board of Directors and the Technical and Consultant Committees ("Regulations") of Telefônica Brasil S.A. ("Company").

2. CALL NOTICE AND ATTENDANCE: Notice of meeting was waived due to the presence of all members of the Company’s Board of Directors, who have signed these minutes, pursuant to Article 15, paragraph 2, of the Regulations, and therefore a quorum was present for the installation of the meeting. Additionally, pursuant to Article 163, paragraph 3, of Law No. 6,404/76 (“Brazilian Corporation Law”), Ms. Gabriela Soares Pedercini and Ms. Luciana Doria Wilson, and Mr. Sergio Barcelos Dutra de Almeida, members of the Company’s Fiscal Council, were also present to provide the necessary clarifications; and the Company’s General Secretary and Legal Officer, Mr. Breno Rodrigo Pacheco de Oliveira, acted as Meeting Secretary.

3. PRESIDING BOARD: Eduardo Navarro de Carvalho – Chairman of the Board of Directors; Breno Rodrigo Pacheco de Oliveira – Meeting Secretary.

4. AGENDA AND RESOLUTION: Commencing the meeting, the Chairman of the Company’s Board of Directors, Mr. Eduardo Navarro de Carvalho, clarified that, as was known to all, the purpose of the meeting was to discuss and resolve on the proposal for the merger, by the Company, of Fibrasil Infraestrutura e Fibra Ótica S.A. (“Fibrasil”), a wholly owned subsidiary of the Company (“Merger”), in line with the Company’s strategy to optimize the management of its telecommunications infrastructure assets and to expand in the fiber market, thereby promoting (i) simplification of the corporate structure; (ii) a faster decision-making process; (iii) operational and administrative optimization; and (iv) a reduction in costs and ancillary obligations inherent to maintaining separate entities.

Additionally, the Chairman noted that the matter had been previously reviewed by the Company’s Audit and Control Committee and Fiscal Council, both of which issued favorable opinions on all items within their respective scope included in the agenda.

TELEFÔNICA BRASIL S.A.

Publicly Held Company

CNPJ No. 02.558.157/0001-62

NIRE 35.3.0015881-4

MINUTES OF THE 528th MEETING OF THE BOARD OF DIRECTORS OF

TELEFÔNICA BRASIL S.A., HELD ON JUNE 16, 2026

Following the presentation, the members of the Board of Directors present acknowledged:

(i) the appraisal report of Fibrasil’s shareholders’ equity, prepared based on its book value as of December 31, 2025, in the amount of R$ 812,613,844.28 (eight hundred twelve million, six hundred thirteen thousand, eight hundred forty-four Brazilian reais and twenty-eight cents), prepared by the independent and specialized appraisal firm PriceWaterhouseCoopers Auditores Independentes Ltda., enrolled with CNPJ under No. 61.562.112/0001-20 and registered with the Regional Accounting Council of the State of São Paulo under No. 2SP000160/O-5, for purposes of the Merger (“Appraisal Report”);

(ii) the draft Protocol and Justification of Merger to be entered into by the managements of Fibrasil and the Company, setting forth the terms and conditions of the Merger (“Merger Protocol”); and

(iii) the draft notice of call to shareholders to be published for the Company’s Extraordinary General Meeting that will resolve on the Merger and, also, on the ratification of the election of an independent member of the Company’s Board of Directors held at the meeting of this Board on April 27, 2026, pursuant to Article 150 of Law No. 6,404/1976 (“Call Notice”).

After review and discussion of the matters included in the agenda, the members of the Board of Directors present at the meeting unanimously resolved as follows:

4.1. to ratify, ad referendum of the Company’s Extraordinary General Meeting that will resolve on the matter, the appointment of the independent and specialized firm PriceWaterhouseCoopers Auditores Independentes Ltda., a professional firm established in the city of São Paulo, State of São Paulo, at Avenida Brigadeiro Faria Lima, No. 3,732, B32 Building, 16th floor, enrolled with CNPJ under No. 61.562.112/0001-20 and originally registered with the Regional Accounting Council of the State of São Paulo under No. 2SP000160/O-5, to prepare the Appraisal Report for purposes of the Merger;

TELEFÔNICA BRASIL S.A.

Publicly Held Company

CNPJ No. 02.558.157/0001-62

NIRE 35.3.0015881-4

MINUTES OF THE 528th MEETING OF THE BOARD OF DIRECTORS OF

TELEFÔNICA BRASIL S.A., HELD ON JUNE 16, 2026

4.2. to approve, ad referendum of the Company’s Extraordinary General Meeting that will resolve on the matter, the Appraisal Report;

4.3. to approve, ad referendum of the Company’s Extraordinary General Meeting that will resolve on the matter, the draft Merger Protocol, which sets forth the general terms and conditions of the Merger, its justification, and the appraisal criteria of the shareholders’ equity of Fibrasil to be absorbed by the Company;

4.4. to approve the Call Notice;

4.5. to approve, in view of the approval of the terms and conditions of the Merger Protocol resolved herein, as well as the clarifications provided regarding the proposed Merger, the favorable opinion issued by the Fiscal Council and the recommendation of the Audit and Control Committee, ad referendum of the Company’s Extraordinary General Meeting, the consummation of the Merger, effective as of August 1, 2026, at the amount set forth in the Appraisal Report, without any increase in the Company’s share capital; and

4.6. to authorize, finally, the Company’s Management to take all actions necessary to implement the Merger, including, but not limited to, the execution of the Merger Protocol and the calling of the Company’s shareholders to the relevant Extraordinary General Meeting.

TELEFÔNICA BRASIL S.A.

Publicly Held Company

CNPJ No. 02.558.157/0001-62

NIRE 35.3.0015881-4

MINUTES OF THE 528th MEETING OF THE BOARD OF DIRECTORS OF

TELEFÔNICA BRASIL S.A., HELD ON JUNE 16, 2026

5. CLOSING: There being no further matters to discuss, the Chairman of the Board of Directors adjourned the meeting, and these minutes were drawn up. São Paulo, June 16, 2026. (aa) Eduardo Navarro de Carvalho – Chairman of the Board of Directors; Andrea Capelo Pinheiro; Cesar Mascaraque Alonso; Christian Mauad Gebara; Cristina Presz Palmaka de Luca; Denise Soares dos Santos; Gregorio Martínez Garrido; Ignácio Maria Moreno Martínez; Jordi Gual Solé; Marc Xirau Trias; María Cristina Rotondo Urcola and Solange Sobral Targa. Fiscal Council: Gabriela Soares Pedercini; Luciana Doria Wilson; and Sergio Barcelos Dutra de Almeida. Meeting Secretary: Breno Rodrigo Pacheco de Oliveira.

I hereby certify that these minutes are a faithful copy of the minutes of the 528th Meeting of the Board of Directors of Telefônica Brasil S.A., held on June 16, 2026, drawn up in the Company’s book. This is a free English translation.

______________________________________

Breno Rodrigo Pacheco de Oliveira

Meeting Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFÔNICA BRASIL S.A.
Date:	June 16, 2026	By:	/s/ João Pedro Carneiro
			Name:	João Pedro Carneiro
			Title:	Investor Relations Director